                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1/A
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                           HUDSON GENERAL CORPORATION
                            (Name of Subject Company)

                          GLGR ACQUISITION CORPORATION
                                GLOBEGROUND GMBH
                              DEUTSCHE LUFTHANSA AG
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)
                                   443784 10 3
                      (CUSIP Number of Class of Securities)

               PETER BLUTH                             Copies to:
                PRESIDENT                            ARTHUR MOLINS
            GLOBEGROUND GMBH                GENERAL COUNSEL - NORTH AMERICA
      C/O LUFTHANSA-BASIS, GEB. 357            LUFTHANSA GERMAN AIRLINES
        D-60546 FRANKFURT AM MAIN               1640 HEMPSTEAD TURNPIKE
                 GERMANY                      EAST MEADOW, NEW YORK 11554
              49-69-696-19                           (516) 296-9200
 (Name, Address and Telephone Number of                   AND
Person Authorized to Receive Notices and       BONNIE A. BARSAMIAN, ESQ.
   Communications on Behalf of Bidder)          DAVID W. BERNSTEIN, ESQ.
                                                   ROGERS & WELLS LLP
                                                    200 PARK AVENUE
                                                NEW YORK, NEW YORK 10166
                                                     (212) 878-8000

                            CALCULATION OF FILING FEE

Transaction Value *: $132,616,124               Amount of Filing Fee: $26,523.22

* For purposes of calculating the fee only. This amount assumes the purchase of 1,744,949 shares of common stock, $1.00 par value per share (the "Shares") of Hudson General Corporation at a price per share of $76 in cash. The number of Shares outstanding as of December 31, 1998 is 1,744,949. The amount of the filing fee, calculated in accordance with
     Section 14(g)(3) and Rule 0-11(d) under the Securities and Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the Bidders.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $26,523.22              Filing Party: GLGR Acquisition
                                                               Corporation

Form or Registration No.:   Schedule 14D-1       Date filed:   February 19, 1999

AMENDMENT NO. 1 TO SCHEDULE 14D

         This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on February 19, 1999 (as amended, the "Schedule 14D-1") by GLGR Acquisition Corporation (the "Purchaser"), GlobeGround GmbH and Deutsche Lufthansa AG relating to the Purchaser's offer to purchase all of the outstanding shares of common stock of Hudson General Corporation.

OFFER TO PURCHASE

         Clauses (ii) and (iii) of Section 14 of the Offer to Purchase, which is Exhibit (a)(1) to the Schedule 14D-1, are amended to state the following:

         "(ii) the Minimum Condition has not been satisfied at or prior to the Expiration Time, or (iii) at any time on or after the date of this Offer to Purchase and at or prior to the Expiration Time, any of the following events shall have occurred:"

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 2, 1999

                                         DEUTSCHE LUFTHANSA AG


                                         By: /s/ David W. Bernstein
                                             Name: David W. Bernstein
                                             Title: Attorney-In-Fact


                                         GLGR ACQUISITION CORPORATION


                                         By: /s/ David W. Bernstein
                                             Name: David W. Bernstein
                                             Title: Attorney-In-Fact


                                         GLOBEGROUND GMBH


                                         By: /s/ David W. Bernstein
                                             Name: David W. Bernstein
                                             Title: Attorney-In-Fact